
10012900

GLAXOSMITHKLINE
RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS
as of and for the years ended
December 31, 2009 and 2008
AND SUPPLEMENTAL SCHEDULE
as of December 31, 2009

GLAXOSMITHKLINE
RETIREMENT SAVINGS PLAN
INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
for the years ended December 31, 2009 and 2008

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
GlaxoSmithKline Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of GlaxoSmithKline Retirement Savings Plan (the "Plan") at December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Philadelphia, PA
June 14, 2010

GLAXOSMITHKLINE
RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2009	2008
	$	$
Assets:		
Cash equivalents	217,215,528	282,242,440
Investments at fair value	4,017,700,577	3,201,941,339
Participant loans receivable	51,265,935	52,183,226
Total funds	4,286,182,040	3,536,367,005
Receivables:		
Employer contributions	4,187,532	3,466,571
Participant contributions	6,668,474	5,396,073
Dividends and interest	8,997,618	9,914,060
Total receivables	19,853,624	18,776,704
Total assets	4,306,035,664	3,555,143,709
Liabilities:		
Accrued management fees	120,384	140,716
Investment purchases payable	-	2,327,136
Total liabilities	120,384	2,467,852
Net assets available for benefits at fair value	4,305,915,280	3,552,675,857
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	14,600,067	44,131,483
Net assets available for benefits	4,320,515,347	3,596,807,340

See accompanying notes to the financial statements.

GLAXOSMITHKLINE
RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the year ended December 31,	
	2009	2008
	$	$
Additions to net assets attributed to:		
Investment income:		
Interest	13,158,587	29,312,254
Dividends	62,439,423	108,273,776
Net appreciation in fair value of investments	615,356,838	-
	690,954,848	137,586,030
Contributions:		
Participant	196,756,643	218,344,997
Employer	126,759,307	137,141,510
	323,515,950	355,486,507
Total additions	1,014,470,798	493,072,537
Deductions from net assets attributed to:		
Net depreciation in fair value of investments	-	1,318,283,667
Benefits paid to participants	302,529,893	322,255,277
Administrative expenses	1,240,470	168,732
Total deductions	303,770,363	1,640,707,676
Plan Transfers & Loan Transactions:		
Plan transfers (to) / from merged plans	13,007,572	(748)
Total plan transfers	13,007,572	(748)
Net increase / (decrease)	723,708,007	(1,147,635,887)
Net assets available for benefits:		
Beginning of year	3,596,807,340	4,744,443,227
End of year	4,320,515,347	3,596,807,340

See accompanying notes to the financial statements.

GLAXOSMITHKLINE
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan:

The following description of the GlaxoSmithKline Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:

The Plan is a defined contribution plan sponsored by GlaxoSmithKline LLC, previously known as SmithKline Beecham Corporation, doing business as GlaxoSmithKline (the "Company"). The Plan was established to encourage and assist Company employees to save regularly for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:

Under the terms of the Plan, eligible employees with one hour of credited service may voluntarily elect to contribute pre-tax and/or Roth 401(k) contributions which combined can range from 1% to 50% of their eligible compensation, as defined in the Plan agreement. Participants who have attained age 50 before the end of the Plan year are also eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified retirement plans or individual retirement accounts, subject to the terms of the Plan. Participants may direct the investment of their contributions into various investment options offered by the Plan and may change those options at any time during the year.

The Company contributes matching contributions to participating employees with one year of service in an amount equal to 100% of the employee's combined pre-tax and/or Roth 401(k) contributions not in excess of 4% of the employee's eligible compensation as defined by the Plan. Additionally, after completion of one year of service, the Company provides for stock ownership account contributions of 2% of eligible employee compensation, regardless of whether the employee voluntarily contributes to the Plan. The stock ownership account contribution is invested directly into GlaxoSmithKline plc American Depository Shares (GSK ADSs). The stock ownership account investments can be changed at any time.

Participant Accounts:

Each participant's account is credited with the participant's contributions, Company contributions and an allocation of Plan earnings. The earnings of investments are allocated daily to the individual accounts of participants. These allocations are based on each participant's relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation and depreciation on the ADSs of GlaxoSmithKline plc, which are allocated based upon the number of units held in the individual accounts of participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Nonparticipant-Directed Investments

As of January 1, 2007, all non-participant-directed investments to the GSK ADS account ceased. Under the new policy, participants can make elections to direct all the future contributions and balances in this account to be invested in any other funds in the Plan. In the absence of an investment election, contributions will initially be invested into a GSK ADS account. The account, including prior year accumulations in the stock ownership account, can be diversified at any point into any of the other investment funds offered in the Plan.

1. Description of the Plan, continued:

Vesting:

Participants are immediately and fully vested in their participant contributions, Company matching contributions and stock ownership account contributions, plus actual earnings thereon.

Payment of Benefits:

Participants become entitled to payment of the total value of their accounts at the time of termination, retirement, disability, or death. Payment is in the form of an immediate lump sum distribution of cash or ADSs of GlaxoSmithKline plc, if the participant account balance is less than $5,000. If the account balance is greater than $5,000, participants have the option of selecting payments in the form of annual instalments over a period not extending beyond 5 years or as a lump sum distribution, or they may postpone their withdrawal until as late as age 70-1/2, unless the participant remains an active employee.

Participants may withdraw participant after-tax contributions, after-tax earnings and prior Company matching contributions during employment.

Prior to age 59-1/2, participant pre-tax and Roth 401(k) contributions may only be withdrawn in the event of financial hardship and then only after the withdrawal of the value of all participant after-tax contributions, prior employer contributions and rollover contributions. Withdrawals of participant pre-tax or Roth 401(k) contributions during employment may cause the participant to become ineligible to participate in the Plan for a period of 6 months following the withdrawal. After age 59-1/2, participants may withdraw their pre-tax, Roth 401(k), after-tax and rollover contributions and earnings at any time.

Participant Loans Receivable:

Participants may borrow from their vested fund accounts a minimum loan amount of $1,000 up to a maximum loan amount equal to the lesser of $50,000 or 50 percent of their account balance (excluding Employer contributions). Loan transactions are treated as transfers from the applicable investment option to the Participant Notes Fund. Loan terms range from 1-5 years, or up to 15 years for the purchase of a primary residence. Interest rates range between 4.25%-10.5% with maturity between 2010-2024.

The loans are collateralized by the balance in the participant's account and bear interest at a rate equal to the prime rate plus one percent, as determined by the Plan administrator. Principal and interest is paid ratably through bi-weekly payroll deductions. Participants must pay a one time loan processing fee of $50.

Administrative Expenses:

Certain Administrative Expenses, specifically management and custodial fees relating to fund oversight, are paid directly by the Plan. Certain administrative functions are performed by officers or employees of GlaxoSmithKline LLC, doing business as GlaxoSmithKline. No such officer or employee receives compensation from the Plan. Other administrative expenses of the Plan are paid by the Company. During the years ended December 31, 2009 and 2008, the Company paid administrative expenses of $1,712,789 and $1,843,014 respectively, on behalf of the Plan.

2. Summary of Significant Accounting Policies:

Basis of Presentation:

The accompanying financial statements have been prepared on the accrual basis of accounting.

Accounting Standards:

New Accounting Pronouncements:

On December 31, 2009, the Plan adopted the Financial Accounting Standards Board (FASB) amendments to general standards included in FASB ACS - 855-10, *Subsequent Events,* on accounting for and disclosure of events that occur after balance sheet date but before financial statements are issued or are available to be issued. Management has evaluated the events and transactions that have occurred through to the date the financial statements were issued and noted no items requiring adjustment of financial statements or additional disclosure.

The Plan has adopted guidance contained within FASB ASC 820-10, *Fair Value Measurements and Disclosures,* for estimating the fair value of investments in investment companies that have a calculated net asset value per share in accordance with FASB ASC 946-10, *Financial Services - Investment Companies*. According to this guidance, formerly known as FAS 157 - g, in circumstances where the net asset value per share of an investment is not determinative of fair value, a reporting entity is permitted, as practical expedient, to estimate the fair value of an investment in an investment company using the net asset value per share of the investment (or its equivalent) without further adjustment, if the net asset value per share of the investment is determined in accordance with the specialized accounting guidance for Investment Companies as at the measurement date. The adoption of this guidance does not have a material effect on the financial statements.

Beginning with the 2009 annual financial statements, the Plan adopted authoritative guidance for uncertainty in income taxes included in FASB ASC 740, *Income Taxes*, (formerly FASB Interpretation 48), as amended by ASU 2009-06, *Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities.* This guidance requires the Plan to recognize a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood adminsitrative practices and precedents. The adoption of this guidance did not affect the Plan's financial statements.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition:

The Plan's investments are stated at fair value. The fair value of GlaxoSmithKline plc ADSs are based upon quoted market prices obtained from the New York Stock Exchange. Cash equivalents are valued at fair value of the underlying short-term investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Investments in common/collective trust funds are stated at the unit value of common/collective trust portfolio which is based on the fair value of the underlying trust investments. Participant loans receivable are valued at cost, which approximates fair market value.

In September 2006, FASB issued Statement of Financial Accounting Standard No. 157, "Fair Value Measurements" (SFAS 157). This standard has been recodified as ASC 820 as amended by ASU 2009-12. The standard defines fair value and outlines a framework for measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). Please see Note 5.

2. Summary of Significant Accounting Policies: continued;

Synthetic investment contracts are stated at the fair value of the underlying assets of the wrapped synthetic contract, which principally consists of commingled funds holding high-quality bond portfolios, combined with wrap contracts. The fair value of wrap contracts associated with the synthetic investment contracts is determined based on replacement cost, which approximates fair market value. Wrap contracts are valued by calculating the present value of excess future wrap fees. When the replacement cost of the wrapper contract (a re-pricing provided annually by the contract issuer) is greater than the current wrap fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present value of that cash flow stream is calculated using a swap curve yield that is based on the duration of the holding and adjusted for the holding's credit quality rating.

As described in the accounting guidance issued by the FASB, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective investment trust. As required by the accounting guidance, the Statements of Net Assets Available for Benefits present the fair value of the investment in the collective investment trust as well as the adjustment of the investment in the collective investment trust from fair value to contract value relating to the investment contracts at December 31, 2009 and 2008. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract

The Plan invests in Common Collective Trusts (CCT) and synthetic GIC's - wrapper contracts which has fully benefit responsive investment contracts among its investments. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

2. Summary of Significant Accounting Policies, continued:

Investment Valuation and Income Recognition:

Purchases and sales of investments are recorded on the trade-date basis. Interest Income is recognized as earned. Dividend income is recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets the net appreciation and depreciation in the fair value of its investments which includes realized gains and losses and unrealized appreciation and depreciation.

Benefits Paid to Participants:
Benefits paid to participants from participants' accounts are recorded when paid.

3. Synthetic Investment Contracts
Synthetic investment contracts (wrap contracts) are agreements with high quality banks and insurance companies which are designed to help preserve principal and provide a stable crediting rate. The wrap contracts are fully benefit responsive and provide that all participant initiated withdrawals permitted under the Plan will be paid at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. Each wrap contract's crediting rate formula is designed to provide a stable return during rising or falling interest rates. The synthetic investment contracts serve to smooth the impact of fluctuating interest rates and bond prices by amortizing the gains or losses over the duration of the portfolio. The smoothing function allows the stable value portfolio yield to track the general direction of interest rate changes without the day-to-day price volatility of traditional bond portfolios.

The crediting rate on each wrap contract resets quarterly such that at least one wrap contract within the portfolio of synthetic investment contracts resets each month. The crediting interest rate is based on a formula agreed upon with the issuer. The crediting rate formula will be applied using information as of the last business day of the second calendar month before crediting rate reset date. The terms of each wrap agreement stipulate a crediting rate floor of 0%. The average aggregate yields for the synthetic investment contracts as of December 31, 2009 and 2008, respectively, were as follows:

Average yields:	**2009**	**2008**
Based on actual earnings	3.93%	6.30%
Based on interest rate credited to participants	2.56%	3.83%

Automatic termination of the wrap contract will occur if the contract value or the market value of the contract equals zero; the contracts may also be terminated in the event of a default. Withdrawals due to plant closings, layoffs, bankruptcy, mergers, and early retirement incentives are paid out at contract value so long as the employee experienced a bona fide job loss. Withdrawals at contract value are limited to employee initiated events. Any event that is employer initiated would result in withdrawal at market value (which may be significantly less than contract value). If the assets were transferred to another synthetic contract within the Plan's synthetic contract portfolio, the market value to contract value loss in existence on the termination date, if any, would be transferred to the new contract and the loss would be amortized through future crediting resets.

4. Investments:

Investments held by the Plan as of December 31, 2009 and 2008 are as follows:

	2009	2008
	$	$
Cash equivalents	217,215,528	282,242,440
ADSs:		
GlaxoSmithKline plc *,	633,738,509	550,537,718
Mutual funds:		
Vanguard Windsor II Fund*	264,197,598	216,550,492
American EuroPac Fund*	260,103,418	184,142,978
Vanguard US Growth & Income Fund*	219,060,168	186,759,698
Various	810,370,610	513,824,597
	1,553,731,794	1,101,277,767
Common/Collective trust funds:		
SSgA S&P 500 Flagship Fund*	502,287,026	408,102,277
SSGA US Bond Index Fund* (Class I)	309,256,516	297,343,413
SSGA Russell Small Cap Index Fund (Class I)	203,191,831	164,828,012
SSGA International Index Fund (Class I)	139,535,808	102,996,361
SSGA S&P MidCap Index Fund	40,405,398	21,612,383
SSGA International Index Fund	32,043,367	22,527,114
T. Rowe New Horizons Fund	83,624,048	53,638,819
	1,310,343,994	200,774,677
Stable Value Fund	13,328,162	12,567,418
Synthetic investment contracts stated at fair value	505,208,837	466,510,058
Wrapper Contract	1,349,282	-
Investment sub-total	4,017,700,578	2,331,667,639
Participant loans receivable	51,265,935	52,183,226
Total investments	4,286,182,040	2,666,093,304

* The denoted investments represent 5% or more of the Plan's net assets.

During 2009 and 2008, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated / (depreciated) in value by $614,007,557 and ($1,318,283,667) respectively, as follows:

	For the year ended December 31,	
	2009	2008
	$	$
GlaxoSmithKline ADSs	(120,269,320)	190,425,760
Mutual funds	779,448,766	(2,074,788,653)
Common/collective trust funds	(43,822,607)	566,079,224
	615,356,838	(1,318,283,667)

5. Fair Value Measurements

Level 1
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date;

Level 2

Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3
Inputs to the valuation methodology are unobservable and significant to the fair value

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimise the use of unobservable inputs. Plan management considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary and provided by independent sources that are actively involved in the relevant market.

- Common stocks, corporate bonds and U.S. government securities: Valued at the closing price reported on the active market on which the individual securities are traded.
- Mutual funds: Valued at the net asset value ('NAV") of shares held by the plan at year end.
- Participant loans: Valued at amortized cost, which approximates fair value.
- Wrap contracts: Valued by calculating the present value of excess future wrap fees.
- Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The measurement methods as described in Note 2 may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used as of December 31, 2009.

Assets at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Cash Equivalents	217,215,528	-	-	217,215,528
GlaxoSmithKline ADSs	633,738,509	-	-	633,738,509
Mutual Funds	1,553,731,794	-	-	1,553,731,794
Common/collective trust funds and Synthetic GICs	-	1,815,552,830	-	1,815,552,830
Wrapper contracts	-	-	1,349,282	1,349,282
Stable Value CIT	-	13,328,162	-	13,328,162
Participant loans	-	-	51,265,935	51,265,935
	2,404,685,831	1,828,880,992	52,615,217	4,286,182,040

The adjustment of fair value to contract value for fully benefit-responsive investment contracts and the adjustment to wrapper contracts have been classified as level 2 assets.

Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Cash Equivalents	282,242,440	-	-	282,242,440
GlaxoSmithKline ADSs	550,537,718	-	-	550,537,718
Mutual Funds	1,101,277,767	-	-	1,101,277,767
Common/collective trust funds and Synthetic GICs	-	1,537,558,437	-	1,537,558,437
Stable Value CIT	-	12,567,418	-	12,567,418
Participant loans	-	-	52,183,226	52,183,226
	1,934,057,925	1,550,125,855	52,183,226	3,536,367,005

Level 3 assets as of December 31,2009

	2009 Participant Loans	2008 Participant Loans
	$	$
Balance at beginning of year	52,183,226	53,903,782
Purchases, sales, issuances and settlements (net)	(917,291)	(1,720,556)
Balance as of December 31, 2009	51,265,935	52,183,226

6. Related Party Transactions

Certain Plan investments are short term investment funds and common/collective trust funds managed by State Street Bank and Trust Company. State Street Bank and Trust Company is the custodian and trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The GlaxoSmithKline Stock Fund invests in American Depository Shares ("ADSs") each of which represents two ordinary shares of GlaxoSmithKline plc. In 2009, the Plan purchased GlaxoSmithKline ADSs in the amount of $25,684,107 and sold GlaxoSmithKline ADSs in the amount of $20,130,426. In 2008, the Plan purchased GlaxoSmithKline ADSs in the amount of $681,431,516 and sold GlaxoSmithKline ADSs in the amount of $603,922,750.

7. Plan Transfers

Transfers into the Plan within the year included transfers in from employees who were previously employed by Sirtris Pharmacueticals Inc, Genelabs Technologies Inc or Reliant Pharmaceuticals Inc.

8. Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

9. Tax Status:

The Internal Revenue Service has determined and informed the Company, in a letter dated February 25, 2004 that the Plan and Related trust are designed in accordance with Section 401(a) of the Internal Revenue Code (IRC) and is exempt from taxation under Section 501(a). The Plan administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

10. Reconciliation to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 to Form 5500:

	2009 $	2008 $
Net assets available for benefits per the financial statements	4,320,515,347	3,596,807,340
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(14,600,067)	(44,131,483)
Net assets available for benefits per Form 5500	4,305,915,280	3,552,675,857
	$	$
Net additions / (deductions) per the Statement of Changes in Net Assets available for benefits per financial statements	1,014,470,798	(825,211,130)
2009 Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(14,600,067)	(44,131,483)
2008 Adjustment from contract value to fair value for fully benefit-responsive investment contracts	44,131,483	-
Total income per Form 5500, Schedule H	1,044,002,214	(869,342,613)

11. Risks and Uncertainties:

The Plan invests in various investment options including registered investment companies and common collective trusts that invest in stocks, including GlaxoSmithKline ADSs, bonds, fixed-income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

GLAXOSMITHKLINE RETIREMENT SAVINGS PLAN
SCHEDULE H, line 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor or Similar	(c) Description of Investments including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Fair Value
	Cash Equivalents	Vanguard Prime Money	**	203,655,720
*		State Street Bank STIF	**	13,559,808
				217,215,528
*	Company Stock	GlaxoSmithKline plc*,	**	633,738,509
				633,738,509
	Registered Investment Company			264,197,598
		Vanguard Windsor II Fund	**	
		Vanguard US Growth Fund	**	79,513,947
		Vanguard US Growth & Income Fund	**	219,060,168
		PIMCO Total Return Fund	**	142,310,350
		Vanguard Selected Value Fund	**	31,398,839
		Vanguard Mid-Cap Growth Fund	**	54,988,759
		Royce - Special Equity Fund	**	30,574,913
		Templeton Foreign Fund	**	124,485,496
		American EuroPac Fund	**	260,103,418
		Vanguard Target Retirement Income Fund	**	30,510,334
		Vanguard Target Retirement 2010 Fund	**	33,116,556
		Vanguard Target Retirement 2015 Fund	**	31,059,933
		Vanguard Target Retirement 2020 Fund	**	85,431,796
		Vanguard Target Retirement 2025 Fund	**	29,044,804
		Vanguard Target Retirement 2030 Fund	**	69,874,024
		Vanguard Target Retirement 2035 Fund	**	16,350,155
		Vanguard Target Retirement 2040 Fund	**	40,989,056
		Vanguard Target Retirement 2045 Fund	**	7,242,082
		Vanguard Target Retirement 2050 Fund	**	3,479,567
				1,553,731,794
*	Common Collective Trust	SSgA S&P 500 Flagship Fund	**	502,287,026
*		SSGA US Bond Index Fund (Class I)	**	309,256,516
*		SSGA Russell Small Cap Index Fund (Class I)	**	203,191,831
*		SSGA US Total Market Index Fund (Class I)	**	32,043,367
*		SSGA S&P MidCap Index Fund (Class I)	**	40,405,398
*		SSGA International Index Fund (Class I)	**	139,535,808
		T. Rowe New Horizons Fund	**	83,624,048
		SIE Stable Value Fund	**	13,328,162
				1,323,672,154
	Synthetic Investment Contract			505,208,837
***	& Wrapper	Synthetic investment contracts	**	
***		Synthetic investment wrapper contract	**	1,349,282
				506,558,119
*	Participant loans	Participant loans (Interest rate: 4.25%-10.50%; Maturity: 2010 2024)	**	51,265,935
				51,265,935
		Total Investments		4,286,182,040

* Denotes a party-in-interest
** Historical cost information is not required for particpant directed investments
*** See Attached Schedule H

GLAXOSMITHKLINE RETIREMENT SAVINGS PLAN
SCHEDULE H, line 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(continued)
December 31, 2009

Contract Issuer	Underlying Asset	Wrapper Contract Market Value	Contract Value	Fair Market Value
			$	$
Synthetic Investment Contracts:				
Monumental Life Ins				
	Dwight Target 2 Fund		44,202,797	43,014,801
	Dwight Target 5 Fund		31,118,038	30,281,708
	Dwight Core Fund		91,670,667	89,206,922
	Dwight Inst Core Plus Fund		4,974,127	4,840,442
	Total value	148,666	171,965,629	167,343,873
State Street Bank				
	Dwight Target 2 Fund		48,178,529	46,883,681
	Dwight Target 5 Fund		33,916,887	33,005,336
	Dwight Core Fund		99,915,801	97,230,460
	Dwight Inst Core Plus Fund		5,421,515	5,275,806
		648,149	187,432,732	182,395,283
AIG Financial Products				
	Dwight Target 2 Fund		41,066,306	39,962,606
	Dwight Target 5 Fund		28,910,000	28,133,014
	Dwight Core Fund		85,166,006	82,877,081
	Dwight Inst Core Plus Fund		4,621,179	4,496,980
		552,467	159,763,491	155,469,681
		1,349,282	519,161,852	505,208,837